SOMMER & SCHNEIDER LLP
                          595 STEWART AVENUE, SUITE 710
                           GARDEN CITY, NEW YORK 11530

                                  ------------

Herbert H. Sommer                                       Telephone (516) 228-8181
Joel C. Schneider                                       Facsimile (516) 228-8211


                                               June 7, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 5th Street, N.W.
Mail Stop: 0303
Washington, DC  20549

         Attn:    Jeffrey B. Werbitt, Attorney - Advisor

         Re:      MarketShare Recovery, Inc. ("MarketShare")
                  Schedule 14f-1 filed on May 31, 2005
                  File No. 005-79122

Ladies and Gentlemen:

         We write this letter on behalf of MarketShare in response to your comment letter dated June 6, 2005, relating to MarketShare's above referenced filing. The numbered paragraphs in this letter are responsive to the numbered paragraphs of your comment letter

Schedule 14f-1

General

1. In accordance with the merger agreement, and among the closing conditions, Mr. Timothy Schmidt, a former officer and director of the Company surrendered 1,198,104 shares and Mr. Raymond Barton, (whose resignation as director will be effective upon MarketShare's compliance with 14f-1 and the seating of the nominees) surrendered 1,010,417 shares to MarketShare for cancellation. The cancellation will be treated as a redemption for nominal consideration. No other shareholders of MarketShare were required to surrender any shares as part of the merger.

Directors and Executive Officers, Page 8

2. Prior to the merger, MarketShare only had two directors, each of whom were executive officers and therefore not independent. Since MarketShare's securities are not traded on a national securities exchange or Nasdaq, and had limited operations, no employees and no salary, its two directors determined that they would neither form committees nor recruit independent directors. Accordingly the entire board consisting of Mr. Raymond Barton and Mr. Timothy Schmidt performed the functions customarily assigned to audit and nominating committees. The entire board considered the terms of the merger transaction as well as the qualifications of the nominees of bioMetrx. New management is considering organizing an audit committee, compensation committee and nominating and adopting written charters for each committee which will include standards for director independence consistent with MarketShare's ability to attract independent directors and the listing requirements applicable to the company's securities, if any.

3. During the fiscal year ended December 31, 2004, MarketShare's board did not have any formal meetings. All corporate action required to be approved by the board was documented by written consent.

         Since MarketShare's two officers were the only directors, any correspondence directed the board at the company's principal address was received by the members of the board. MarketShare will disclose in future filings it has a process for security holders to send communications to the board, as required by Item 7(h) of Schedule 14A.


                                Closing Comments

         We enclose a letter from MarketShare acknowledging its obligations in the manner requested.

         We trust that the foregoing appropriately addresses the issues raised by your comment letter of dated June 6, 2005. If you have any additional comments, please address them to me on behalf of MarketShare.

                                        Very truly yours,

                                        /s/ Joel C. Schneider

                                        Joel C. Schneider

JCS:bf
Enclosure